CAL ALTA AUTO GLASS, INC.
#8 3927 Edmonton trail NE
Calgary, Alberta, Canada T2E6T1

June 25, 2006

SEC
Washington, DC 20549

Re:      Cal Alta Auto Glass, Inc.
         Forms 10KSBA for the year ended December 31, 2006 and 0QSBA for the period ended March 31, 2006 Filed June 7, 2006
         File No. 0-51227

Dear Mr. Reynolds,

Please find the answers to your comments dated June 23, 2006.

1. Include the required information concerning securities registered under
Section 12(g) of the Exchange Act.

              Please see new cover page.

2. remove the reference to "fee required" and the reference to "Transition Report.." at the top of the page.

              Removed "fee required" and "transition report" from 10KSBA and 10QSBA.

3. Complete the information required concerning the number of shares outstanding as of the current date.

              Changed the date to March 26, 2006 on10KSBA and 10QSBA..

4. We do not understand the statement concerning incorporation of information by reference.

              Removed the statement


5. Please indicate whether of not Mr. Aiello's guarantee of the bank overdraft is in writing. If so, it should be filed as an exhibit in the Form 10KSB.

              Please see new MD&A disclosure in 10KSBA and 10QSBA.

6. It is assumed that the compensation table includes all remuneration to the listed persons from all the company's subsidiaries. Please advise or revise.

              Yes, this is the complete table.

7. Please revise the signature page to add a signature by the principal accounting officer. Indicate the capacity in which each person signs the report.

              The title has been added to 10KSBA and 10QSBA.


              Should you have any further questions please contact the undersigned at 403-291-7020.

                                   Thank you,
                                  Frank Aiello